UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cellectar Biosciences, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

100 Campus Drive

(Address of Principal Executive Office (Street and Number))

Florham Park, NJ, 07932

(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cellectar Biosciences, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Form 10-Q”) by November 14, 2024, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

The Company recently identified that certain warrants and preferred stock issued prior to 2023 had not been accounted for properly. In response, the Company had new audits performed of fiscal years 2023 and 2022. Those restated financial statements, the related quarterly financial statements for those fiscal years, and restated financial statements for the quarter ended March 31, 2024, were filed on October 29, 2024. Additionally, the Company’s 10-Q for the quarter and six months ended June 30, 2024, was also filed on October 29, 2024.

As a result of the timing of the filings listed above, the Company has been unable to complete the preparation and review of the Form 10-Q for the quarter ended September 30, 2024, in time to file within the prescribed time period without unreasonable effort or expense. The Company anticipates filing the Form 10-Q within the five-day extension provided by Rule 12b-25(b). The Company will continue to devote the resources necessary to file its Form 10-Q for the quarter ended September 30, 2024, within that time.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Chad J. Kolean	(608)	441-8120
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Estimated results of operations for the three months ended September 30, 2024, are summarized as follows:

Cash and Cash Equivalents: As of September 30, 2024, the company had cash and cash equivalents of $34.3 million, compared to $9.6 million as of December 31, 2023.

Research and Development Expenses: Research and development expenses for the three months ended September 30, 2024, were approximately $5.5 million, compared to approximately $7.0 million for the three months ended September 30, 2023. The overall decrease in R&D expense was primarily a result of decreased clinical project costs driven by the conclusion of patient enrollment in our WM pivotal study having occurred earlier in the year, partially offset by increased activity in our ongoing pediatric trial and an increase in personnel.

General and Administrative Expenses: General and administrative expenses for the three months ended September 30, 2024, were $7.8 million, compared to $2.4 million for the same period in 2023. The overall increase in general and administrative expenses was driven by costs associated with the development of infrastructure necessary to support commercialization upon anticipated NDA approval, including the related marketing and personnel cost.

CELLECTAR BIOSCIENCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	November 13, 2024	By:	/s/ Chad J. Kolean
Chad J. Kolean
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).